Exhibit 99.1

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR
DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

IM Cannabis Announces up to US$1,613,000 Private Placement Offering
Led by Management

Toronto, Ontario and Glil Yam, Israel – October 4, 2024 – IM Cannabis Corp. (“IM Cannabis” or the “Company”) (NASDAQ: IMCC) (CSE: IMCC), a leading medical cannabis company with operations in Israel and Germany, is pleased to announce that it intends to undertake a non-brokered private placement offering of up to US$1,613,000 through the sale of approximately 625,000 units (each, an “Unit”) at a price per Unit (the “Offering Price”) calculated on the basis of the deemed price per common shares in the capital of the Company (each, a “Share”) equal to the 10-day volume weighted average price of the Shares on Canadian Securities Exchange (the “Exchange”) ending on the trading day preceding October 3, 2024.

Each Unit will be comprised of one Share and one Share purchase warrant (each, a “Warrant”). Each Warrant shall entitle the holder thereof to acquire one additional Share (each, a “Warrant Share) at a price equal to a 50% premium to the Offering Price (the “Warrant Exercise Price”) at any time prior to 5:00 p.m. (Toronto time) on second anniversary of the closing date. The Offering, which is expected to close in one or more tranches, will be led by the Company’s management team, including Oren Shuster, Chief Executive Officer and Chairman of the board of directors (the "Board") and Shmulik Arbel a director of the Company (together, the “Insiders”).

All securities issued under the Offering will be subject to a hold period of four months and one day from the closing date under applicable Canadian securities laws, in addition to such other restrictions as may apply under applicable securities laws of jurisdictions outside Canada.

The Company intends to use the proceeds from the Offering for the repayment of a loan to A.D.I. CAR ALARMS & STEREO SYSTEMS Ltd. provided to the Company’s subsidiary IMC Holdings Ltd. on October 11, 2022.

The closing of the Offering is expected to occur by November 11, 2024.

Loan Bonus

Since October 2022, the Company has borrowed from various groups more than US$8,000,000 (together, the "Loans"). As required by the lenders, Mr. Shuster has personally guaranteed the Loans. The independent members of the Board commissioned a valuation to determine the value of Mr. Shuster’s personal guarantees, which ascribes the benefit to the Company to be approximately US$560,000 (the “Benefit”). The Company and Mr. Shuster intend to enter into a settlement agreement to settle the amount of the Benefit in Shares (a “Settlement Share”) or a pre-funded Share purchase warrant (a “Pre-Funded Warrant”), at the Offering Price. Each Pre-Funded Warrant will entitle the holder to purchase one Settlement Share for a price of $0.00001, upon receipt of shareholder approval to allow Mr. Shuster to become a control person (as defined in the policies of the Exchange). All securities issued in consideration for the Benefit will be subject to a hold period of four months and one day from the closing date under applicable Canadian securities laws, in addition to such other restrictions as may apply under applicable securities laws of jurisdictions outside Canada.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities to, or for the account or benefit of, persons in the United States or U.S. persons. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold to, or for the account or benefit of, persons in the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Options and Warrants Cancellation

Effective today, the Company has cancelled an aggregate of 32,305 options (“Options”) to purchase Shares, which were previously granted to Board members, officers, employees, advisors and consultants of the Company (each a “Participant”). Management reviewed the Company’s outstanding Options and determined that certain Options granted to such Participants, at exercise prices ranging from $6.60 to $600 per Share, no longer represented a realistic incentive to motivate such Participants.

Effective today, the Company has cancelled an aggregate of 142,784 Share purchase warrants (the “Subject Warrants”) to purchase Shares, which were previously granted to Mr. Shuster. Management reviewed the Company’s outstanding warrants and determined that the Subject Warrants at an exercise price of US$9.00 per Share, no longer represented a realistic incentive to motivate Mr. Shuster.

Option Grants

The Company has also approved the grant of 32,305 Options to certain eligible persons of the Company, at an exercise price of greater of: (i) the Warrant Exercise Price; and (ii) US$2.24 per Share, with an expiry date of two years from the date of issuance (the “Option Grants”). The Options Grants vest as follows: one third vest immediately, one third vests on the six-month anniversary and the final one third vests on the twelve-month anniversary. All securities issued under the Option Grants are subject to a statutory hold period of four months plus one day from the date of issuance, in accordance with the polices of the Exchange.

Related Party Transactions

The Company expects that each of Mr. Shuster and Mr. Arbel will be related parties as defined in Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”) as Mr. Shuster and Mr. Arbel will be participating in the Offering, Mr. Shuster will be settling the Benefit. The Company expects that any such resulting related party transaction will be exempt from the formal valuation requirement and minority shareholder approval requirements of MI 61-101 based on the exemptions under sections 5.5(a) and 5.7(1)(a) of MI 61-101 as the fair market value of the Units being purchased and securities issued to settle the Benefit will not exceed 25% of the Company’s market capitalization. The Company expects that the closing of the Offering and the settlement of the Benefit will occur within 21 days of this announcement and that it will not file a material change report in respect of the related party transaction at least 21 days before the closing date. The Company deems this circumstance reasonable and necessary in order to complete the Offering and settlement of the Benefit in an expeditious manner.

About IM Cannabis Corp.

IMC (Nasdaq: IMCC) (CSE: IMCC) is an international cannabis company that provides premium cannabis products to medical patients in Israel and Germany, two of the largest medical cannabis markets. The Company has recently exited operations in Canada to pivot its focus and resources to achieve sustainable and profitable growth in its highest value markets, Israel and Germany. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

The IMC ecosystem operates in Israel through its subsidiaries, which imports and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution center, and logistical hubs in Israel that enable the safe delivery and quality control of IMC products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients. The securities to be offered pursuant to the Offering have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any United States state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable United States state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

 Company Contact:

Anna Taranko, Director Investor & Public Relations
IM Cannabis Corp.
+49 157 80554338
a.taranko@imcannabis.de

Oren Shuster, CEO
IM Cannabis Corp.
+972-77-3603504
info@imcannabis.com

Disclaimer for Forward-Looking Information

Forward-Looking Information and Cautionary Statements

This press release contains forward-looking information or forward-looking statements under applicable Canadian and United States securities laws (collectively, “forward-looking statements”). All information that addresses activities or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “likely” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements relating to: the Offering, including the Company’s intention to undertake the Offering, the expected terms, the anticipated closing date and closing of the Offering in one tranche, the participation of the Company’s management team, the stated intended use of proceeds; the Benefit, including the intention to enter into a settlement agreement with Mr. Shuster to settle the amount of the Benefit in Shares or Pre-Funded Warrant and the closing thereof; and the Company’s plans to issue Option Grants to certain eligible persons.

Forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to: the Company's ability to focus and resources to achieve sustainable and profitable growth in its highest value markets; the Company's ability to mitigate the impact of the Israel-Hamas war on the Company; the Company's ability to take advantage of the legalization of medicinal cannabis in Germany; the Company's ability to carry out its stated goals, scope, and nature of operations in Germany, Israel, and other jurisdictions the Company may operate; the Company has the ability to carry out the Offering as stated; the Company has the ability to settle the Benefit as stated; and the Company has the ability to issue Option Grants to certain eligible persons as stated. The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward looking statements due to a number of factors and risks. These include: the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the Company's ability to continue to meet the listing requirements of the Canadian Securities Exchange and the NASDAQ Capital Market; any unexpected failure to maintain in good standing or renew its licenses; the ability of the Company and its subsidiaries (collectively, the “Group”) to deliver on their sales commitments or growth objectives; the reliance of the Group on third-party supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group's obligations; the Group's possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group; the impact of increasing competition; any lack of merger and acquisition opportunities; adverse market conditions; the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses; risks of product liability and other safety-related liability from the usage of the Group's cannabis products; supply chain constraints; reliance on key personnel; the risk of defaulting on existing debt; risks surrounding war, conflict and civil unrest in Eastern Europe and the Middle East, including the impact of the Israel-Hamas war on the Company, its operations and the medical cannabis industry in Israel; risks associated with the Company focusing on the Israel and Germany markets; the inability of the Company to achieve sustainable profitability and/or increase shareholder value; the inability of the Company to actively manage costs and/or improve margins; the inability of the company to grow and/or maintain sales; the inability of the Company to meet its goals and/or strategic plans; the inability of the Company to reduce costs and/or maintain revenues; the Company's inability to take advantage of the legalization of medicinal cannabis in Germany; the Company’s inability to carry out the Offering as stated; Company’s inability to settle the Benefit as stated; and the Company’s inability to issue Option Grants to certain eligible persons as stated. Please see the other risks, uncertainties and factors set out under the heading “Risk Factors” in the Company's annual report dated March 28, 2024, which is available on the Company's issuer profile on SEDAR+ at www.sedarplus.ca and Edgar at www.sec.gov/edgar. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward looking statements contained in this press release are expressly qualified by this cautionary statement.